UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KITE PHARMA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

49803L 10 9

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49803L 10 9	13G	Page 2 of 6 Pages

1	Names of Reporting Persons Arie Belldegrun, M.D.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America and Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 108,328 Shares (1)
	6	Shared Voting Power 3,197,269 Shares (2)
	7	Sole Dispositive Power 108,328 Shares (1)
	8	Shared Dispositive Power 3,197,269 Shares (2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,305,597 Shares (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.6% (3)
12	Type of Reporting Person IN

(1)	Includes 104,771 shares which the Reporting Person has the right to acquire within sixty days of December 31, 2016, upon the exercise of outstanding stock options.
(2)	Includes (a) 500,000 shares of common stock beneficially owned by Bioeast, LLC, of which Dr. Belldegrun serves as president, (b) 1,607,750 shares of common stock beneficially owned by Dr. Belldegrun and Rebecka Belldegrun as trustees of the Belldegrun Family Trust Dated February 18, 1994, (c) 430,190 shares of common stock beneficially owned by MDRB Partnership, L.P., of which Dr. Belldegrun serves as managing partner, (d) 159,329 shares of common stock beneficially owned by The Arie Belldegrun MD, Inc., Profit Sharing Plan, of which Dr. Belldegrun serves as a plan administrator, and (d) 500,000 shares held in the name of Bellco Capital, LLC, of which the reporting person is the manager.

CUSIP No. 49803L 10 9	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer: Kite Pharma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 2225 Colorado Avenue Santa Monica, CA 90404

Item 2(a).	Name of Person Filing: This Schedule 13G is being filed by: Arie Belldegrun, M.D.

Item 2(b).	Address of Principal Business Office, or, if none, Residence: 2225 Colorado Avenue Santa Monica, CA 90404

Item 2(c).	Citizenship: USA and Israel

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP No.: 49803L 10 9

Item 3.	Not Applicable.

CUSIP No. 49803L 10 9	13G	Page 4 of 6 Pages

Item 4.	Ownership

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover page to this Schedule 13G. Ownership is stated as of December 31, 2016. The ownership percentage is based on 50,382,113 shares of common stock outstanding as of December 15, 2016.

The shares beneficially owned by the Reporting Person include (a) 104,771 shares which the Reporting Person has the right to acquire within sixty days of December 31, 2016, upon the exercise of outstanding stock options, (b) 500,000 shares of common stock beneficially owned by Bioeast, LLC, of which Dr. Belldegrun serves as president, (c) 1,607,750 shares of common stock beneficially owned by Dr. Belldegrun and Rebecka Belldegrun as trustees of the Belldegrun Family Trust Dated February 18, 1994, (d) 430,190 shares of common stock beneficially owned by MDRB Partnership, L.P., of which Dr. Belldegrun serves as managing partner, (e) 159,329 shares of common stock beneficially owned by The Arie Belldegrun MD, Inc., Profit Sharing Plan, of which Dr. Belldegrun serves as a plan administrator, and (f) 500,000 shares held in the name of Bellco Capital, LLC, of which the reporting person is the manager.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP No. 49803L 10 9	13G	Page 5 of 6 Pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 49803L 10 9	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

/s/ Arie Belldegrun
Arie Belldegrun, M.D.